Exhibit 12

CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Nine Months Ended September 30,
	2014 (1)	2013 (1)
Net income	$435	$198
Equity in earnings of unconsolidated affiliates, net of distributions	(6)	(65)
Income taxes	241	408
Capitalized interest	(8)	(8)
	662	533

Fixed charges, as defined:

Interest	351	370
Capitalized interest	8	8
Interest component of rentals charged to operating expense	3	5
Total fixed charges	362	383

Earnings, as defined	$1,024	$916

Ratio of earnings to fixed charges	2.83	2.39
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(1)
Excluded from the computation of fixed charges for the nine months ended September 30, 2014 and 2013 is interest expense of $3 million and interest income of $6 million, respectively, which is included in income tax expense.